UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

AT HOME GROUP INC.
(Name of Subject Company (Issuer))

Ambience Merger Sub, Inc.
(Name of Filing Person — Offeror)
Ambience Parent, Inc.
(Name of Filing Person — Offeror)
Hellman & Friedman Investors IX, L.P.
H&F Corporate Investors IX, Ltd.
Hellman & Friedman Investors X, L.P.
H&F Corporate Investors X, Ltd.
(Names of Filing Persons — Other)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
04650Y100
(CUSIP Number of Class of Securities)

Ambience Merger Sub, Inc.
c/o Hellman & Friedman LLC
415 Mission Street, Suite 5700
San Francisco, CA 94105
Attention: Arrie Park
(415) 788-5111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Kathryn King Sudol
Katherine Krause
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

CALCULATION OF REGISTRATION FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,641,836,080.35	$288,224.32

(1)
Solely for the purpose of calculating the filing fee, the underlying value of the transaction was calculated based on the sum of (a) the product of 65,577,276 shares of common stock and $37.00 per share; (b) the product of 7,129,597 shares of common stock underlying outstanding options and $23.55, which is the difference between $37.00 and the weighted average exercise price of $13.45 per share of the underlying outstanding stock options; (c) the product of 853,557 shares of common stock underlying outstanding restricted stock unit awards and $37.00 per share; and (d) the product of 432,250 shares of common stock underlying outstanding performance stock unit awards and $37.00 per share.

(2)
Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001091.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $288,224.32Filing Party: Ambience Merger Sub Inc.
Form of Registration No.: Schedule TO-TDate Filed: June 22, 2021
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any exhibits, amendments and supplements thereto, collectively constitute this “Schedule TO”), filed with the Securities and Exchange Commission on June 22, 2021 by Ambience Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Ambience Parent, Inc. a Delaware corporation (“Parent”). The Schedule TO relates to the tender offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of At Home Group Inc., a Delaware corporation (“At Home”), at a price of $37.00 per share, net to the seller in cash without interest and subject to any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated June 22, 2021 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer”.
All of the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1, 4, 6 and 11 of this Schedule TO, and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO.
Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase.
This Amendment is being filed to amend and supplement Items 1 through 9, Item 11, and Item 12, as reflected below.
Items 1 through 9 and Item 11.
Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:
On July 21, 2021, Purchaser announced an extension of the Expiration Date until 5:00 p.m., New York City time, on July 22, 2021, unless further extended or earlier terminated in accordance with the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 p.m., New York City time on July 20, 2021. The Purchaser is extending the Expiration Date to 5:00 p.m., New York City time, on July 22, 2021 in order to coordinate the consummation of the Offer and the Merger, in accordance with the Merger Agreement.
The Depositary has advised Purchaser that, as of the initial expiration time of the Offer, approximately 37,388,949 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 57% of the outstanding Shares. Accordingly, the Minimum Condition was satisfied as of the initial expiration time of the Offer.
Parent and Purchaser expect that the Offer will be consummated promptly following the Expiration Date (as hereby extended), subject to the satisfaction or waiver of each of the conditions to the consummation of the Offer set forth in the Merger Agreement as of the Expiration Date (as hereby extended), and that the Merger will be consummated promptly following the consummation of the Offer. In addition, all references to delivery of Shares through guaranteed delivery procedures and the Form of Notice of Guaranteed Delivery are hereby removed from the Offer to Purchase (Exhibit (a)(1)(A)), Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)), Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) and Form of Summary Advertisement (Exhibit (a)(1)(F)).
The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(H) and is incorporated herein by reference.

Item 12.
Item 12 of the Schedule TO is hereby amended by adding the following exhibit:
Index No.
(a)(1)(H) Press Release issued by Purchaser on July 21, 2021.
Item 12 of the Schedule TO is hereby amended by removing the following exhibit:
Index No.
(a)(1)(C) Form of Notice of Guaranteed Delivery.
Amendments to the Offer to Purchase and Other Exhibits to the Schedule TO.
The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, as amended, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows: All references in the Offer to Purchase (Exhibit (a)(1)(A)), Form of Letter of Transmittal (Exhibit (a)(1)(B)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(D)) and Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E)) to the expiration date of the Offer being “one minute after 11:59 p.m., New York City time, on July 20, 2021” are amended and replaced with “5:00 p.m., New York City time, on July 22, 2021”.

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated June 22, 2021
(a)(1)(B)*	Form of Letter of Transmittal
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(F)*	Form of Summary Advertisement as published on June 22, 2021 in Wall Street Journal
(a)(1)(G)*	Press Release issued by At Home Group Inc. on June 16, 2021 (incorporated by reference to Exhibit 99.1 to At Home Group Inc.’s Current Report on Form 8-K, filed June 16, 2021)
(a)(1)(H)	Press Release issued by Purchaser on July 21, 2021
(b)(1)*	Second Amended and Restated Credit Facilities Commitment Letter, dated as of June 16, 2021, by and among Ambience Merger Sub, Inc., Ambience Parent, Inc. and the lenders party thereto
(d)(1)*
Amended and Restated Agreement and Plan of Merger, dated as of June 16, 2021, by and among At Home Inc., Ambience Parent, Inc. and Ambience Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to At Home Group Inc.’s Current Report on Form 8-K filed June 16, 2021)

(d)(2)*	Confidentiality Agreement, dated as of February 16, 2021, by and between At Home Group Inc. and Hellman & Friedman Advisors LLC
(d)(3)*	Amended and Restated Equity Commitment Letter, dated June 16, 2021, by and among Ambience Parent, Inc., Hellman & Friedman Capital Partners IX, L.P., Hellman & Friedman Capital Partners IX (Parallel), L.P., HFCP IX (Parallel — A), L.P., H&F Executives IX, L.P., H&F Executives IX-A, L.P., H&F Associates IX 2021, L.P., Hellman & Friedman Capital Partners X, L.P., Hellman & Friedman Capital Partners X (Parallel), L.P. and HFCP X (Parallel — A), L.P.
(d)(4)*	Amended and Restated Limited Guaranty, dated as of June 16, 2021, by and between Hellman & Friedman Capital Partners IX, L.P., Hellman & Friedman Capital Partners IX (Parallel), L.P., HFCP IX (Parallel — A), L.P., H&F Executives IX, L.P., H&F Executives IX-A, L.P., H&F Associates IX 2021, L.P., Hellman & Friedman Capital Partners X, L.P., Hellman & Friedman Capital Partners X (Parallel), L.P., HFCP X (Parallel — A), L.P. and At Home Group Inc.

*
Previously filed.

SIGNATURES
After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: July 21, 2021
AMBIENCE MERGER SUB, INC.
By:
/s/ Erik Ragatz

Name:   Erik Ragatz
Title:     President
AMBIENCE PARENT, INC.
By:
/s/ Erik Ragatz

Name:   Erik Ragatz
Title:     President
HELLMAN & FRIEDMAN INVESTORS IX, L.P.
By: H&F General Partner Corporate Investors IX, Ltd.
Its: General Partner
By:
/s/ Erik Ragatz

Name:   Erik Ragatz
Title:     Vice President
H&F CORPORATE INVESTORS IX, LTD.
By:
/s/ Erik Ragatz

Name:   Erik Ragatz
Title:     Vice President
HELLMAN & FRIEDMAN INVESTORS X, L.P.
By: H&F General Partner Corporate Investors X, Ltd.
Its: General Partner
By:
/s/ Erik Ragatz

Name:   Erik Ragatz
Title:     Vice President
H&F CORPORATE INVESTORS X, LTD.
By:
/s/ Erik Ragatz

Name:   Erik Ragatz
Title:     Vice President